Filed by Cavalry Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Pinnacle Financial Partners, Inc.
Registration Statement No.: 333-129076

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This communication is not a solicitation of a proxy from any security holder of Pinnacle Financial Partners, Inc. (“Pinnacle”) or Cavalry Bancorp, Inc. (“Cavalry”). Pinnacle has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger of Pinnacle and Cavalry. The Form S-4 contains a preliminary joint proxy statement/prospectus and other documents for the respective shareholders’ meeting of Pinnacle and Cavalry at which time the proposed merger will be considered. The Form S-4 and preliminary joint proxy statement/prospectus contain important information about Pinnacle, Cavalry, the merger and related matters.

Additional Information and Where to Find It

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAVALRY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations (615) 744-3710 or Cavalry Bancorp, Inc., 114 West College Street, P.O. Box 188, Murfreesboro, TN 37133, Attention: Investor Relations (615) 849-2272.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

The directors and executive officers of Pinnacle and Cavalry may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information about Pinnacle’s directors and executive officers is contained in the proxy statement filed by Pinnacle with the SEC on March 14, 2005, which is available on Pinnacle’s web site (www.pnfp.com) and at the address provided above. Information about Cavalry’s directors and executive officers is contained in the proxy statement filed by Cavalry with the SEC on March 18, 2005, which is available at Cavalry’s website (www.cavb.com) and at the address provided above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the SEC when they become available.

From: Bill Jones
Sent: Wednesday, October 19, 2005 8:56 AM
To: Employee
Subject: CAVB and PNFP Earnings Releases

Yesterday Cavalry and Pinnacle both released earnings reports for the third quarter. I have attached copies of both press releases for you to review. Both companies announced outstanding results for the quarter and for the year-to-date. I encourage you to review the releases and I am sure you will be very pleased with the results that you worked so hard to achieve.

I think when you look at strong performance of each company and think about what we can accomplish together, I believe we will clearly be the most significant and dynamic combined banking organization in the market.

Keep up the good work!

Bill Jones
Executive Vice President
Cavalry Banking

- - - - - - - - - - - - - - - - - - - - - -
bill.jones@cavb.com
- - - - - - - - - - - - - - - - - - - - - -

Phone: (615) 849-2272
Fax: (615) 494-9650

NOTE: This e-mail may contain PRIVILEGED and CONFIDENTIAL information and is intended only for the use of the specific individual(s) to which it is addressed. If you are not an intended recipient of this e-mail, you are hereby notified that any unauthorized use, dissemination or copying of this e-mail or the information contained in it or attached to it is strictly prohibited. If you have received this e-mail in error, please delete it and immediately notify the person named above by reply e-mail. Thank you.

FOR IMMEDIATE RELEASE
MEDIA CONTACT:      Vicki Kessler 615-320-7532
FINANCIAL CONTACT:   Harold Carpenter 615-744-3742
WEBSITE:        www.pnfp.com

PINNACLE FINANCIAL REPORTS CONTINUED RAPID GROWTH AND
RECORD EARNINGS
Assets grow to $979 million and diluted earnings per share is $0.22

NASHVILLE, Tenn., Oct. 18, 2005 - Pinnacle Financial Partners Inc. (Nasdaq: PNFP) today reported record earnings for the quarter ended Sept. 30, 2005.

THIRD QUARTER 2005 HIGHLIGHTS:
•	Record net income of $2.08 million, up 49.5 percent from the prior year’s $1.39 million
•	Record diluted earnings per share of $0.22, up 37.5 percent from the prior year’s $0.16
•	Strong balance sheet growth:
o	Average loans up 50 percent from the same period last year
o	Average total deposits up 51 percent from the same period last year, with average noninterest bearing demand deposit accounts up 54 percent from the same period last year
•	Superior credit quality:
o	Past due loans over 30 days of only 0.10 percent of total loans
o	Nonperforming assets of only 0.01 percent of total loans and other real estate

“We are again reporting continued rapid growth in assets and earnings,” said M. Terry Turner, president and CEO of Pinnacle Financial Partners. “As we approach our fifth anniversary later this month, it is gratifying to continue to set new quarterly records in many categories, including deposit growth. Based on our performance in the third quarter, we fully expect to exceed our previous guidance of $1 billion in assets by the end of 2005.”

FINANCIAL PERFORMANCE
•	Return on average assets for the quarter ended Sept. 30, 2005, was 0.90 percent, compared to 0.89 percent for the same quarter last year.
•	Return on average stockholders’ equity for the quarter ended Sept. 30, 2005, was 13.23 percent, compared to 12.58 percent for the same quarter last year.

Total assets grew to $979 million as of Sept. 30, 2005, up $293 million or 43 percent from the $685 million reported at Sept. 30, 2004. Loans as of Sept. 30, 2005, were $604 million, up $169 million or 39 percent from the $435 million reported at Sept. 30, 2004. Total deposits increased to $789 million at Sept. 30, 2005, or 46 percent higher than the $542 million reported a year ago.

REVENUE
•
Revenue (the sum of net interest income and noninterest income) for the quarter ended Sept. 30, 2005, amounted to $8.8 million, compared to $6.9 million for the same quarter of last year, an increase of 27.0 percent.

•	Net interest income for the quarter ended Sept. 30, 2005, was $7.46 million, compared to $5.30 million for the quarter ended Sept. 30, 2004, an increase of 40.7 percent.
o
Net interest margin for the third quarter of 2005 was 3.48 percent, compared to a net interest margin of 3.62 percent reported during the third quarter in 2004 and 3.57 percent for the second quarter of 2005.

o	Percentage of daily floating rate loans to total loans was 56.4 percent at Sept. 30, 2005.
•	Noninterest income for the quarter ended Sept. 30, 2005, was $1,299,000, compared to $1,593,000 during the same quarter in 2004, a decrease of 18.4 percent.

“The decline in our net interest margin during the third quarter of 2005 was due to several factors, with the primary contributors being continued increases in deposit rates and our decision to maintain increased liquidity throughout the quarter,” said Harold Carpenter, chief financial officer of Pinnacle Financial Partners. “Our marketing and customer retention activities yielded significant deposit growth during the third quarter. Based on current sales pipelines, we anticipate another strong quarter of loan growth in the fourth quarter of 2005. This puts Pinnacle in a great position to deploy this excess liquidity rapidly. Our internal models continue to indicate that our balance sheet remains structurally asset sensitive. Although Nashville continues to be a very competitive deposit pricing market, we believe we should maintain our net interest margin for the remainder of the year. Even though our margin was less than we anticipated, our growth continues to provide the top line revenues we require to meet our objectives. Our net interest income was approximately $7.5 million for the third quarter, compared to $6.8 million in the second quarter of 2005 and compared to $5.3 million in the same period last year. This represents a year over year growth of 41 percent in net interest income which we directly attribute to our associates continuing to increase the number of profitable loan and deposit relationships at our firm.”

At June 30, 2005, the ratio of investment securities to total assets declined to 25.2 percent from the 28.2 percent reported a year ago. Pinnacle anticipates that this ratio will approximate 25.0 to 27.0 percent for the remainder of 2005, representing a slight shift in asset mix.
Noninterest income was $1,299,000 during the third quarter of 2005, compared to $1,593,000 for the same period last year, a decrease of $294,000. Gains on sales of loan participations and investment securities were lower between the two quarters by $246,000 and $109,000, respectively. For the quarter ended Sept. 30, 2005, noninterest income represented approximately 14.8 percent of total revenues, compared to 23.1 percent for the same quarter in 2004.

NONINTEREST EXPENSE
•  Noninterest expense for the quarter ended June 30, 2005, was $5.52 million, compared to $3.92 million for the same quarter in 2004.
•  Efficiency ratio (noninterest expense divided by net interest income and noninterest income) was 63.1 percent during the third quarter of 2005, compared to 56.9 percent during the third quarter of 2004.

Compensation and employee benefits expense increased approximately 38.9 percent over the same quarter last year due primarily to an increase in personnel. At Sept. 30, 2005, Pinnacle employed 153 full-time equivalent personnel, compared to 116 at Sept. 30, 2004, an increase of approximately 32 percent. Equipment and occupancy expenses increased 76.1 percent over the same period last year due in large part to increased square footage for operating units at the firm’s downtown Nashville location and additional branch offices, including the West End location in Davidson County, the Franklin location in Williamson County and the Hendersonville location in Sumner County.

CREDIT QUALITY
•
Provision for loan losses was $366,000 for the third quarter of 2005, compared to $1,012,000 in the third quarter in 2004. The following impacted the amount of the provision for loan losses in the third quarter of 2005 when compared to the same period in 2004:

o	Loan growth in the third quarter of 2005 of $47 million, compared to loan growth of $80 million in the third quarter of 2004.
o
During the third quarter of 2005, a $230,000 recovery was recorded from a previously charged-off commercial loan. This recovery exceeded gross charge-offs of $26,000 during the quarter, resulting in the firm reporting net recoveries of $206,000 in the third quarter of 2005 compared to net charge-offs of $43,000 during the same period in 2004.

•	Allowance for loan losses represented 1.20 percent of total loans at Sept. 30, 2005, compared to 1.26 percent at June 30, 2004.
o
With the significant recovery noted above, the firm’s recoveries have exceeded gross charge-off’s such that on an annualized basis, the net recovered position approximates (0.03) percent of average loans for 2005 compared to a net charge-off position of 0.04 percent for 2004.

o	Nonperforming assets as a percentage of total loans and other real estate decreased to 0.01 percent at Sept. 30, 2005, from 0.31 percent at Sept. 30, 2004.

“We remain extremely pleased with the credit quality of our firm,” said Turner. “In the first nine months of this year, asset quality indicators have been excellent. We continue to believe that our asset quality is a key predictor of our ability to create long-term shareholder value.”

OTHER THIRD QUARTER 2005 DEVELOPMENTS
•
Pinnacle continued to focus on treasury management services and growth in demand deposit accounts. For the quarter ended September 30, 2005, average noninterest-bearing deposit balances averaged $125 million, compared to $85 million for the same quarter last year, an increase of 47 percent. “Average noninterest bearing demand accounts increased by $14 million during the third quarter of 2005,” said Robert A. McCabe Jr., chairman of Pinnacle’s board of directors. “We are very pleased with our progress in making Pinnacle the premier treasury management firm in Nashville.”

•	Pinnacle concluded the offering of $20 million in trust preferred securities to provide regulatory capital to support Pinnacle’s continued rapid growth.
•
Pinnacle grew to 155 associates (153 full-time equivalent) at Sept. 30, 2005, with 107 working in client contact areas and 48 in operational and corporate areas. This represents an increase of 32 employees from the 123 employees as of Dec. 31, 2004. Pinnacle’s annual retention rate was 96 percent at Sept. 30, 2005, representing a very high level of engagement for Pinnacle’s associates. Approximately eight associate additions are currently planned for the remainder of 2005, including five in client contact areas.

•
Pinnacle is considering a ninth location to be opened in 2006 in the Donelson/Hermitage area of Davidson County within the Nashville-Davidson-Murfreesboro MSA. Additionally, Pinnacle has been successful in recruiting a 16-year veteran from a large regional bank holding company to lead Pinnacle’s efforts at that location.

PROGRESS OF CAVALRY ACQUISITION
On October 3, 2005, Pinnacle reported that the firm had entered into a definitive agreement to acquire the common stock of Cavalry Bancorp, a one-bank holding company in Murfreesboro, Tenn., with assets of $632 million as of September 30, 2005. Since that date:
   •  The two companies have announced the formation of a joint merger integration team to be led by Hugh M. Queener of Pinnacle and Bill Jones of Cavalry.
   •  Pinnacle filed a Form S-4 with the Securities and Exchange Commission on Oct. 17, 2005, detailing various aspects of the merger and the information to be included in the companies’ joint proxy statement/prospectus.

INVESTMENT OUTLOOK
Management has developed several financial forecast scenarios for the next several quarters. Based on anticipated growth trends and future investments in the franchise, Pinnacle estimates its fourth quarter 2005 diluted earnings per share will approximate $0.23, exclusive of merger-related charges, if any. As a result, Pinnacle’s estimate for diluted earnings per share for the year ending Dec. 31, 2005, is projected to be approximately $0.85 per fully diluted share. Pinnacle currently estimates total asset balances will exceed $1 billion by the end of 2005 as a result of continued organic growth. Pinnacle continues to anticipate significant loan demand for the remainder of 2005 and early 2006 and, as a result, has considered the increased provision for loan losses associated with increased loan balances in these estimates.

In its Oct. 3, 2005, news release, Pinnacle also included earnings guidance estimates for 2006 of $1.14 to $1.22 per fully diluted share which includes an estimate for compensation expense related to the expensing of stock options that have been and may be granted to employees under the firm’s broad-based stock option plans.
As noted previously, management has developed several scenarios under which these estimates can be achieved and believes these estimates to be reasonable based on these scenarios. However, unanticipated events or developments, including the execution of any initiative involving the development of any market other than the current Nashville-Davidson County-Murfreesboro franchise, the opportunity to hire more seasoned professionals than anticipated or the ability to grow loans significantly in excess of the levels contemplated, may cause the actual results of Pinnacle to differ materially from these estimates.
Pinnacle Financial Partners, the largest financial services firm headquartered in Nashville, provides a full range of banking, investment and insurance products and services designed for small- to mid-sized businesses and their owners/operators. Pinnacle provides financial planning services by a certified financial planner (CFP ®), and a number of Pinnacle’s senior financial advisors provide comprehensive wealth management services to help clients increase, protect and distribute their assets.
Pinnacle opened its first office in October 2000 in Commerce Center in downtown Nashville. Since then the firm has added Nashville offices in the Rivergate, Green Hills and West End areas; in Hendersonville in Sumner County; and in the Brentwood, Cool Springs and Franklin areas in Williamson County.
Additional information concerning Pinnacle can be accessed at www.pnfp.com.
###

Certain of the statements in this release may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, without limitation, (i) unanticipated deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses, (ii) the inability of Pinnacle to continue to grow its loan portfolio at historic rates, (iii) increased competition with other financial institutions, (iv) lack of sustained growth in the economy in the Nashville, Tennessee area, (v) rapid fluctuations or unanticipated changes in interest rates, (vi) the inability of Pinnacle to satisfy regulatory requirements for its expansion plans, (vii) the inability of Pinnacle to execute its expansion plans including the consummation of its merger with Cavalry Bancorp and (viii) changes in the legislative and regulatory environment. A more detailed description of these and other risks is contained in Pinnacle’s most recent annual report on Form 10-K. Many of such factors are beyond Pinnacle’s ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Pinnacle disclaims any obligation to update or revise any forward-looking statements contained in this release, whether as a result of new information, future events or otherwise.

This communication is not a solicitation of a proxy from any security holder of Pinnacle Financial Partners, Inc. or Cavalry Bancorp, Inc. Pinnacle has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger of Pinnacle and Cavalry. The Form S-4 contains a joint proxy statement/prospectus and other documents for the shareholders’ meeting of Pinnacle and Cavalry at which time the proposed merger will be considered. The Form S-4 and joint proxy statement/prospectus contain important information about Pinnacle, Cavalry, the merger and related matters.

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAVALRY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations (615) 744-3710 or Cavalry Bancorp, 114 West College Street, P.O. Box 188, Murfreesboro, TN 37133, Attention: Investor Relations (615) 849-2272.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

The directors and executive officers of Pinnacle and Cavalry may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Pinnacle's directors and executive officers is contained in the proxy statement filed by Pinnacle with the Securities and Exchange Commission on March 14, 2005, which is available on Pinnacle's web site (www.pnfp.com) and at the address provided above. Information about Cavalry's directors and executive officers is contained in the proxy statement filed by Cavalry with the Securities and Exchange Commission on March 18, 2005, which is available on Cavalry’s website (www.cavb.com). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the Securities and Exchange Commission when they become available.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - UNAUDITED

	September 30,	December 31,
	2005	2004

ASSETS

Cash and noninterest-bearing due from banks	$19,192,529	$15,243,796
Interest-bearing due from banks	2,473,308	379,047
Federal funds sold	75,405,514	11,122,944
Cash and cash equivalents	97,071,351	26,745,787

Securities available-for-sale, at fair value	219,564,463	180,573,820
Securities held-to-maturity (fair value of $26,798,072 and $27,134,913 at September 30, 2005 and December 31, 2004, respectively)	27,349,837	27,596,159
Mortgage loans held-for-sale	6,363,441	1,634,900

Loans	604,225,108	472,362,219
Less allowance for loan losses	(7,231,378)	(5,650,014)
Loans, net	596,993,730	466,712,205

Premises and equipment, net	13,082,736	11,130,671
Investments in unconsolidated subsidiaries and other entities	6,170,626	3,907,807
Accrued interest receivable	3,764,836	2,639,548
Other assets	8,177,820	6,198,553
Total assets	$978,538,840	$727,139,450

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
Noninterest-bearing demand	$154,440,038	$114,318,024
Interest-bearing demand	68,956,596	51,751,320
Savings and money market accounts	292,021,828	199,058,240
Time	273,209,264	205,599,425
Total deposits	788,627,726	570,727,009
Securities sold under agreements to repurchase	67,651,789	31,927,860
Federal Home Loan Bank advances	24,500,000	53,500,000
Subordinated debt	30,929,000	10,310,000
Accrued interest payable	1,515,140	769,300
Other liabilities	2,432,117	2,025,106
Total liabilities	915,655,772	669,259,275

Stockholders' equity:
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, par value $1.00; 20,000,000 shares authorized; 8,424,217 issued and outstanding at September 30, 2005 and 8,389,232 issued and outstanding at December 31, 2004	8,424,217	8,389,232
Additional paid-in capital	44,885,859	44,376,307
Unearned compensation	(309,297)	(37,250)
Retained earnings	10,936,377	5,127,023
Accumulated other comprehensive (loss) income, net	(1,054,088)	24,863
Total stockholders’ equity	62,883,068	57,880,175
Total liabilities and stockholders’ equity	$978,538,840	$727,139,450

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME - UNAUDITED

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004

Interest income:
Loans, including fees	$9,470,954	$5,172,042	$24,427,821	$13,624,552
Securities, available-for-sale
Taxable	2,245,019	1,840,366	6,401,537	4,946,370
Tax-exempt	318,235	124,780	758,572	309,765
Federal funds sold and other	344,498	76,563	601,468	224,644
Total interest income	12,378,706	7,213,751	32,189,398	19,105,331

Interest expense:
Deposits	3,968,648	1,493,652	8,999,838	3,992,890
Securities sold under agreements to repurchase	399,731	33,417	803,114	54,090
Federal funds purchased and other borrowings	554,694	388,311	1,635,506	1,071,873
Total interest expense	4,923,073	1,915,380	11,438,458	5,118,853
Net interest income	7,455,633	5,298,371	20,750,940	13,986,478
Provision for loan losses	366,304	1,012,000	1,450,244	1,814,322
Net interest income after provision for loan losses	7,089,329	4,286,371	19,300,696	12,172,156

Noninterest income:
Service charges on deposit accounts	228,994	311,372	732,130	706,425
Investment services	474,354	464,468	1,403,231	1,258,563
Gain (loss) on loans and loan participations sold (1) (2)	348,577	552,604	899,393	979,621
Gain on sale of investment securities, net	-	108,843	114,410	357,196
Other noninterest income	247,208	155,382	743,689	430,220
Total noninterest income	1,299,133	1,592,669	3,892,853	3,732,025

Noninterest expense:
Compensation and employee benefits (2)	3,410,436	2,455,692	9,491,712	6,773,914
Equipment and occupancy	1,034,661	587,649	2,712,624	1,628,392
Marketing and other business development	186,430	157,894	479,313	462,843
Postage and supplies	159,782	154,042	453,716	377,306
Other noninterest expense	729,528	563,333	1,927,564	1,433,917
Total noninterest expense	5,520,837	3,918,610	15,064,929	10,676,372
Income before income taxes	2,867,625	1,960,430	8,128,620	5,227,809
Income tax expense	789,382	569,897	2,311,455	1,597,779
Net income	$2,078,243	$1,390,533	$5,817,165	$3,630,030

Per share information:
Basic net income per common share	$0.25	$0.18	$0.69	$0.48
Diluted net income per common share	$0.22	$0.16	$0.62	$0.43

Weighted average shares outstanding:
Basic	8,417,980	7,832,512	8,402,916	7,537,856
Diluted	9,495,187	8,857,015	9,455,756	8,451,439
__________________________
(1)  Amounts reflect the reclassification of noninterest income previously reported as “Fees from the origination of mortgage loans” to “Gain on loans and loan participations sold” to conform with the presentation in 2005.
(2)  Sales commission expenses associated with mortgage loan originations previously included in “Compensation and employee benefits” have been reclassified in 2004 to offset noninterest income included in “Gain on loans and loan participations sold”.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
ANALYSIS OF INTEREST INCOME AND EXPENSE, RATES AND YIELDS - UNAUDITED

	Three months ended			Three months ended
(dollars in thousands)	September 30, 2005			September 30, 2004

	Average		Yield/	Average		Yield/
	Balances	Interest	Rate(1)	Balances	Interest	Rate(1)
Interest-earning assets:
Loans	$587,902	$9,471	6.40%	$392,220	$5,172	5.25%
Securities:
Taxable	205,213	2,245	4.34	170,446	1,840	4.30
Tax-exempt	35,312	318	4.72	13,275	125	4.80
Federal funds sold	34,204	282	3.27	10,503	35	1.32
Other	4,075	63	7.02	3,110	42	6.08
Total interest-earning assets	866,706	12,379	5.73	589,554	7,214	4.90
Noninterest-earning assets	48,095			29,140
Total assets	$914,801			$618,694

Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$64,369	242	1.49	$40,045	48	0.48
Savings and money market	266,327	1,408	2.10	173,577	374	0.86
Certificates of deposit	274,303	2,319	3.35	186,596	1,072	2.29
Total interest-bearing deposits	604,999	3,969	2.60	400,218	1,494	1.48
Securities sold under agreements to repurchase	63,337	400	2.50	25,953	33	0.51
Federal funds purchased and other	-	-	-	1,871	7	4.45
Federal Home Loan Bank advances	41,456	336	3.22	49,000	267	2.16
Subordinated debt	13,896	218	6.22	10,310	115	4.43
Total interest-bearing liabilities	723,688	954	3.19	487,352	422	1.93
Non-interest bearing demand deposits	125,447	-	-	85,082	-	-
Total deposits and interest-bearing liabilities	849,135	4,923	2.30	572,434	1,916	1.33
Other liabilities	3,328			2,392
Stockholders’ equity	62,338			43,868
Total liabilities and stockholders’ equity	$914,801			$618,694

Net interest income		$7,456			$5,298
Net interest spread (2)			3.02%			3.33%
Net interest margin (3)			3.48%			3.62%
_____________________________

(1)	Yields computed on tax-exempt instruments on a tax equivalent basis.
(2)	Yields realized on interest-earning assets less the rates paid on interest-bearing liabilities.
(3)	Net interest margin is the result of annualized net interest income divided by average interest-earning assets for the period.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
ANALYSIS OF INTEREST INCOME AND EXPENSE, RATES AND YIELDS - UNAUDITED

	Nine months ended			Nine months ended
	September 30, 2005			September 30, 2004

	Average		Yield/	Average		Yield/
	Balances	Interest	Rate(1)	Balances	Interest	Rate(1)
Interest-earning assets:
Loans	$537,842	$24,428	6.08%	$348,180	$13,625	5.23%
Securities:
Taxable	194,993	6,401	4.39	156,000	4,946	4.24
Tax-exempt	28,657	758	4.67	11,572	310	4.61
Federal funds sold	19,311	436	3.02	14,527	110	1.01
Other	3,694	166	6.92	2,786	115	6.22
Total interest-earning assets	784,497	32,189	5.53	533,065	19,105	4.82
Noninterest-earning assets	46,846			27,732
Total assets	$831,343			$560,797

Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$59,919	403	0.90	$36,886	134	0.48
Savings and money market	235,697	3,012	1.71	158,507	956	0.81
Certificates of deposit	247,773	5,585	3.01	167,870	2,903	2.23
Total interest-bearing deposits	543,389	9,000	2.21	369,505	3,993	1.44
Securities sold under agreements to repurchase	50,456	803	2.13	19,448	54	0.37
Federal funds purchased and other	1,796	45	3.31	2,113	21	1.33
Federal Home Loan Bank advances	48,880	1,084	2.97	45,705	743	2.17
Subordinated debt	11,505	506	5.89	10,310	308	3.99
Total interest-bearing liabilities	656,027	2,438	2.89	447,081	1,126	1.53
Non-interest bearing demand deposits	112,771	-	-	73,116	-	-
Total deposits and interest-bearing liabilities	768,798	11,438	1.99	520,197	5,119	1.31
Other liabilities	2,436			2,228
Stockholders’ equity	60,109			38,372
Total liabilities and stockholders’ equity	$831,343			$560,797

Net interest income		$20,751			$13,986
Net interest spread (2)			3.20%			3.29%
Net interest margin (3)			3.60%			3.55%
_______________________

(1)	Yields computed on tax-exempt instruments on a tax equivalent basis.
(2)	Yields realized on interest-earning assets less the rates paid on interest-bearing liabilities.
(3)	Net interest margin is the result of annualized net interest income divided by average interest-earning assets for the period.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED

(dollars in thousands,	Sept	June	Mar	Dec	Sept	June
except per share data)	2005	2005	2005	2004	2004	2004
Balance sheet data, at quarter end:
Total assets	$978,539	872,076	787,436	727,139	685,408	586,313
Total loans	604,225	556,786	516,733	472,362	434,909	355,267
Allowance for loan losses	(7,231)	(6,659)	(6,198)	(5,650)	(5,434)	(4,466)
Securities	246,914	227,938	202,223	208,170	191,323	165,528
Noninterest-bearing deposits	154,440	142,794	119,212	114,318	107,469	82,491
Total deposits	788,628	689,919	619,021	570,727	541,859	467,321
Securities sold under agreements to repurchase	67,652	57,677	46,388	31,928	22,958	23,772
Advances from FHLB	24,500	49,500	51,500	53,500	51,500	47,500
Subordinated debt	30,929	10,310	10,310	10,310	10,310	10,310
Total stockholders’ equity	62,883	61,501	57,657	57,880	56,668	35,125

Balance sheet data, quarterly averages:
Total assets	$914,801	822,344	756,884	707,131	618,694	555,437
Total loans	587,902	537,313	488,313	448,611	392,220	343,974
Securities	240,525	222,172	208,253	203,728	183,721	169,192
Total earning assets	866,706	778,094	708,690	670,839	589,554	527,070
Noninterest-bearing deposits	125,447	111,937	100,929	95,123	85,082	72,812
Total deposits	730,446	640,676	597,358	562,936	485,300	439,964
Securities sold under agreements to repurchase	63,337	49,883	38,149	23,520	25,953	17,523
Advances from FHLB	41,456	54,951	50,233	48,022	49,000	45,736
Subordinated debt	13,896	10,310	10,310	10,310	10,310	10,310
Total stockholders’ equity	62,338	59,569	58,420	57,721	43,868	35,542

Statement of operations data, for the three months ended:
Interest income	$12,379	10,544	9,270	8,574	7,214	6,225
Interest expense	4,923	3,749	2,767	2,296	1,915	1,689
Net interest income	7,456	6,795	6,503	6,278	5,299	4,536
Provision for loan losses	366	483	601	1,134	1,012	449
Net interest income after provision for loan losses	7,089	6,312	5,902	5,144	4,287	4,087
Noninterest income	1,299	1,413	1,178	1,246	1,593	1,067
Noninterest expense	5,521	4,963	4,581	4,127	3,919	3,499
Income before taxes	2,867	2,762	2,499	2,263	1,961	1,655
Income tax expense	789	803	719	574	570	487
Net income	$2,078	1,959	1,780	1,689	1,391	1,168

Per share data:
Earnings - basic	$0.25	0.23	0.21	0.20	0.18	0.16
Earnings - diluted	$0.22	0.21	0.19	0.18	0.16	0.14
Book value at quarter end (1)	$7.45	7.32	6.87	6.90	6.75	4.74

Weighted avg. shares - basic	8,417,980	8,401,198	8,389,256	8,389,232	7,832,512	7,397,920
Weighted avg. shares - diluted	9,495,187	9,434,260	9,437,183	9,448,696	8,857,015	8,279,114
Common shares outstanding	8,424,217	8,405,891	8,391,371	8,389,232	8,389,232	7,404,586

Capital ratios (2):
Equity to total assets	6.4%	7.1%	7.3%	8.0%	8.3%	6.0%
Leverage	10.4%	8.8%	9.2%	9.7%	10.9%	8.4%
Tier one risk-based	12.1%	10.0%	10.6%	11.7%	12.4%	10.2%
Total risk-based	13.0%	10.9%	11.5%	12.7%	13.4%	11.2%

Investor information:
Closing sales price	$25.18	24.00	20.72	22.62	21.50	18.30
High sales price during quarter	$26.65	25.14	24.05	25.10	23.70	18.67
Low sales price during quarter	$22.67	20.50	20.72	22.05	17.70	13.50

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED

(dollars in thousands,	Sept	June	Mar	Dec	Sept	June
except per share data)	2005	2005	2005	2004	2004	2004
Performance ratios and other data:
Return on avg. assets (3)	0.90%	0.96%	0.96%	0.95%	0.89%	0.82%
Return on avg. equity (3)	13.23%	13.21%	12.48%	11.61%	12.58%	12.83%
Net interest margin (4)	3.48%	3.57%	3.78%	3.78%	3.62%	3.51%
Noninterest income to total revenue (5)	14.8%	17.2%	15.3%	16.6%	23.1%	19.0%
Noninterest income to avg. assets (3)	0.56%	0.69%	0.62%	0.70%	1.03%	0.77%
Noninterest exp. to avg. assets (3)	2.39%	2.42%	2.42%	2.33%	2.53%	2.52%
Efficiency ratio (6)	63.1%	60.4%	59.6%	54.9%	56.9%	62.4%
Avg. loans to average deposits	80.5%	83.9%	81.7%	79.7%	80.8%	78.2%
Securities to total assets	25.2%	26.1%	25.7%	29.1%	27.9%	28.2%
Average interest-earning assets to average interest-bearing liabilities	119.8%	120.0%	119.0%	121.9%	121.0%	118.3%
Brokered time deposits to total deposits	7.2%	8.6%	8.3%	7.6%	8.2%	8.8%

Selected growth rates, last twelve months (7):
Total average assets	47.9%	48.6%	48.9%	55.6%	52.3%	52.0%
Average loans	49.9%	56.2%	59.3%	58.3%	45.4%	40.2%
Total average deposits	50.5%	46.3%	48.4%	58.2%	54.4%	58.5%

Total revenue (5)	27.0%	46.6%	45.4%	58.6%	58.1%	48.2%
Total noninterest expense	40.9%	41.9%	38.0%	29.1%	38.4%	34.9%
Diluted earnings per share	37.5%	50.0%	46.2%	68.3%	58.5%	104.0%

Asset quality information and ratios:
Nonaccrual loans and other real estate	$61	596	596	561	1,332	1,339
Past due loans over 90 days and still accruing interest	$8	66	47	146	95	35
Net loan charge-offs (recoveries) (8)	$(206)	22	53	918	43	25
Allowance for loan losses to total loans	1.20%	1.20%	1.20%	1.20%	1.25%	1.26%
As a percentage of total loans and ORE:
Past due loans over 30 days	0.10%	0.21%	0.27%	0.37%	0.69%	0.21%
Nonperforming assets	0.01%	0.11%	0.12%	0.12%	0.31%	0.38%
Potential problem loans (9)	0.37%	0.18%	0.08%	0.02%	0.08%	0.11%
Annualized net loan charge-offs (recoveries) to avg. loans (10)	(0.03)%	0.02%	0.04%	0.27%	0.04%	0.03%
Avg. commercial loan internal risk ratings (9)	3.9	3.8	3.8	3.9	3.8	3.9
Avg. loan account balances (11)	$172	171	162	161	157	149

Interest rates and yields:
Loans	6.40%	5.98%	5.78%	5.58%	5.25%	5.27%
Securities	4.40%	4.42%	4.44%	4.34%	4.33%	4.00%
Federal funds sold and other	3.72%	3.90%	3.41%	2.72%	2.50%	2.20%
Total earning assets	5.72%	5.48%	5.34%	5.12%	4.90%	4.78%
Total deposits, including non-interest bearing	2.16%	1.80%	1.46%	1.30%	1.22%	1.21%
Securities sold under agreements to repurchase	2.50%	2.04%	1.60%	0.85%	0.51%	0.26%
Federal funds purchased and FHLB advances	3.22%	3.12%	2.61%	2.34%	2.14%	2.08%
Subordinated debt	6.22%	5.98%	5.32%	4.77%	4.58%	3.54%
Total deposits and other interest-bearing liabilities	2.30%	1.98%	1.61%	1.42%	1.33%	1.31%

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED

(dollars in thousands,	Sept	June	Mar	Dec	Sept	June
except per share data)	2005	2005	2005	2004	2004	2004

Other information:
Gains (losses) on sale of loans and loan participations sold:
Mortgage loan originations:
Gross loans originated	$31,066	27,239	21,360	17,584	22,382	16,061
Gross fees (11)	$533	419	364	378	419	266
Gross fees as a percentage of mortgage loans originated	1.72%	1.54%	1.70%	2.14%	1.87%	1.66%
Loan participations sold	$(26)	152	(15)	56	219	116
Gains on sales of investment securities, net	$-	-	114	-	109	-
Brokerage account assets, at quarter-end (13)	$428,000	419,000	400,000	398,000	368,000	344,000
Floating rate loans as a percentage of loans (14)	56.4%	55.9%	55.5%	56.0%	55.8%	52.5%
Balance of loan participations sold to other banks and serviced by Pinnacle, at quarter end	$55,887	64,474	58,844	57,678	53,343	58,530
Total core deposits to total funding (15)	60.7%	57.3%	58.7%	60.8%	61.8%	59.8%
Total assets per full-time equivalent employee	$6,396	5,952	5,988	5,960	5,909	5,776
Annualized revenues per full-time equivalent employee	$228.9	227.0	233.6	246.7	235.6	220.8
Number of employees (full-time equivalent)	153.0	146.5	131.5	122.0	116.0	101.5
Associate retention rate (16)	95.5%	96.6%	99.2%	98.4%	97.4%	97.5%

_______________________________

(1) Book value per share computed by dividing total stockholders’ equity by common shares outstanding
(2)  Capital ratios are for Pinnacle Financial Partners, Inc. and are defined as follows:
Equity to total assets - End of period total stockholders’ equity as a percentage of end of period assets.
Leverage - Tier one capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.
Tier one risk-based - Tier one capital (pursuant to risk-based capital guidelines) as a percentage of total risk-weighted assets.
Total risk-based - Total capital (pursuant to risk-based capital guidelines) as a percentage of total risk-weighted assets.
 (3) Ratios are presented on an annualized basis.
(4)	Net interest margin is the result of net interest income on a tax equivalent basis divided by average interest earning assets.
 (5) Total revenue is equal to the sum of net interest income and noninterest income.
(6)	Efficiency ratios are calculated by dividing noninterest expense by the sum of net interest income and noninterest income.
(7)	Growth rates are calculated by dividing amounts for the current quarter by the same quarter of the previous year.
(8)
During the fourth quarter of 2004, the Company incurred two large commercial charge-offs of approximately $850,000 which had been previously on nonaccruing status. During the third quarter of 2005, the Company recorded a recovery of $230,000 related to one of these commercial loans.

(9)
Average risk ratings are based on an internal loan review system which assigns a numeric value of 1 to 10 to all loans to commercial entities based on their underlying risk characteristics as of the end of each quarter. A “1” risk rating is assigned to credits that exhibit Excellent risk characteristics, “2” exhibit Very Good risk characteristics, “3” Good, “4” Satisfactory, “5” Acceptable or Average, “6” Watch List, “7” Criticized, “8” Classified or Substandard, “9” Doubtful and “10” Loss (which are charged-off immediately). Additionally, loans rated “8” or worse are considered potential problem loans. Potential problem loans do not include nonperforming loans. Generally, consumer loans are not subjected to internal risk ratings.

(10)	Annualized net loan charge-offs to average loans ratios are computed by annualizing year-to-date net loan charge-offs and dividing the result by average loans for the year-to-date period.
(11)	Computed by dividing the balance of all loans by the number of loan accounts as of the end of each quarter.
(12)	Amounts are included in the statement of income in “Gains on the sale of loans and loan participations sold”.
(13)	At fair value, based on information obtained from the company’s third party broker/dealer for non-FDIC insured financial products and services.
(14)	Floating rate loans are those loans that are eligible for repricing on a daily basis subject to changes in Pinnacle’s prime lending rate or other factors.
(15)
Core deposits include all transaction deposit accounts, money market and savings accounts and all certificates of deposit issued in a denomination of less than $100,000. The ratio noted above represents total core deposits divided by total funding, which includes total deposits, FHLB advances, securities sold under agreements to repurchase, subordinated indebtedness and all other interest-bearing liabilities.

(16)
Associate retention rate is computed by dividing the number of associates employed at quarter-end less the number of associates that have resigned in the last 12 months by the number of associates employed at quarter-end.

Contact:

Hillard C. Gardner
Senior Vice President
and Chief Financial Officer
615/849-3313

CAVALRY BANCORP, INC. REPORTS RECORD GROWTH
Assets grow to $632 million and net income up 45 percent from last year

Murfreesboro, Tennessee—October 18, 2005—Cavalry Bancorp, Inc. (the “Company”) (Nasdaq NMS: CAVB) announced today third quarter and year-to-date consolidated earnings for its wholly-owned subsidiary Cavalry Banking (“Bank”) and the Company.

THIRD QUARTER 2005 HIGHLIGHTS:
•	Net income of $2.15 million, up 45.3 percent from the prior year’s $1.48 million and up 15.6 percent from second quarter 2005 net income of $1.86 million.
o	Return on average assets of 1.39 percent for the third quarter compared to 1.10 percent for the same quarter last year
o	Net interest margin of 4.32 percent for the third quarter compared to 4.18 percent for the same quarter last year
•	Strong balance sheet growth:
o	Total assets at September 30, 2005 of $632.0 million representing growth of $27.4 million during the third quarter of 2005.
o	Loans at September 30, 2005 of $476.4 million representing growth of $26.5 million during the third quarter of 2005.
o	Deposits at September 30, 2005 of $564.1 million representing growth of $24.9 million during the third quarter of 2005.
•	Superior credit quality:
o	Net charge-offs to average loans of 0.01 percent for the third quarter of 2005.
o	Nonperforming loans of 0.22 percent of total loans and other real estate.

Ed Loughry, Cavalry’s Chairman and Chief Executive Officer said, “In 2004, we made several strategic decisions to enhance the long-term profitability of this Company. One was an intense focus by our sales teams on attracting and maintaining transaction-based deposit accounts and another was the acceleration of the repayment of our leveraged Employee Stock Ownership Plan (“ESOP”). As a result of those and other decisions, we have transformed the profitability performance of this firm for 2005 and beyond.”

Net income increased from $1.48 million or $0.22 per share diluted for the quarter ended September 30, 2004 to $2.15 million or $0.29 per share diluted for the quarter ended September 30, 2005. Annualized return on average assets increased from 1.10 percent for the quarter ended September 30, 2004 to 1.39 percent for the quarter ended September 30, 2005. Annualized return on average shareholders’ equity increased from 10.51 percent for the quarter ended September 30, 2004 to 14.65 percent for the quarter ended September 30, 2005.

“One of the strengths of this Company has been our ability to expand our net interest margin at the same time we are experiencing significant growth in our assets,” said Bill Jones, Executive Vice President and Chief Administrative Officer.
Net income increased from $3.7 million or $0.55 per share diluted for the nine months ended September 30, 2004 to $6.2 million or $0.85 per share diluted for the nine months ended September 30, 2005. Annualized return on average assets increased from 0.95 percent for the nine months ended September 30, 2004 to 1.42 percent for the nine months ended September 30, 2005. Annualized return on average shareholders’ equity increased from 8.82 percent for the nine months ended September 30, 2004 to 14.77 percent for the nine months ended September 30, 2005.

Earnings for the nine months ended September 30, 2005 include a tax benefit of $427,000. This tax benefit resulted from the distribution of cash dividends to the participants of the ESOP.

Total assets of the Company increased from $578.7 million at December 31, 2004 to $632.0 million at September 30, 2005. Net loans receivable increased from $430.5 million at December 31, 2004 to $476.4 million at September 30, 2005. Deposits increased from $506.5 million at December 31, 2004 to $564.1 million at September 30, 2005.

Total assets of the Company increased 14.51 percent from $551.9 million at September 30, 2004 to $632.0 million at September 30, 2005. Net loans receivable increased 15.13 percent from $413.8 million at September 30, 2004 to $476.4 million at September 30, 2005. Deposits increased 16.00 percent from $486.3 million at September 30, 2004 to $564.1 million at September 30, 2005.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain of these statements contained in this release which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including the uncertainties inherent in the process of auditing and making end-of-year adjustments to a corporation’s financial statements. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any security holder of Pinnacle Financial Partners, Inc. (“Pinnacle”) or Cavalry Bancorp, Inc. (“Cavalry”). Pinnacle has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger of Pinnacle and Cavalry. The Form S-4 contains a joint proxy statement/prospectus and other documents for the shareholders’ meeting of Pinnacle and Cavalry at which time the proposed merger will be considered. The Form S-4 and joint proxy statement/prospectus contain important information about Pinnacle, Cavalry, the merger and related matters.

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAVALRY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations (615) 744-3710 or Cavalry Bancorp, Inc., 114 West College Street, P.O. Box 188, Murfreesboro, TN 37133, Attention: Investor Relations (615) 849-3313.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

The directors and executive officers of Pinnacle and Cavalry may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information about Pinnacle’s directors and executive officers is contained in the proxy statement filed by Pinnacle with the SEC on March 14, 2005, which is available on Pinnacle’s web site (www.pnfp.com) and at the address provided above. Information about Cavalry’s directors and executive officers is contained in the proxy statement filed by Cavalry with the SEC on March 18, 2005, which is available at Cavalry’s website (www.cavb.com) and at the address provided above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the SEC when they become available.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations (615) 744-3710 or Cavalry Bancorp, 114 West College Street, P.O. Box 188, Murfreesboro, TN 37133, Attention: Investor Relations (615) 849-3313. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

[Selected financial data follows]